SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

359360104

(CUSIP Number)

Thomas Milton Duff

529 Industrial Park Rd.

Columbia, MS 39429

601-424-3204

Copies to:

Ralph S. Janvey, Esq.

Krage & Janvey, L.L.P.

2100 Ross Avenue

Suite 2600

Dallas, TX 75201

(214) 397-1912

(Name, Address, and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 359360104

(1)	Names of Reporting Persons Thomas Milton Duff

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,050,124

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,050,124

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,124

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.80%*

(14)	Type of Reporting Person (See Instructions) IN

* This percentage was calculated based upon a total of 18,090,336 shares outstanding as of April 22, 2013 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2013 filed on April 29, 2013.

CUSIP No. 359360104

(1)	Names of Reporting Persons The James Ernest Duff Amended and Restated Trust Agreement

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Mississippi

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,050,124

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,050,124

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,124

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.80%*

(14)	Type of Reporting Person (See Instructions) OO

* This percentage was calculated based upon a total of 18,090,336 shares outstanding as of April 22, 2013 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2013 filed on April 29, 2013.

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (the “Schedule”) relates to shares of Common Stock, $1.50 par value per share, of Frozen Food Express Industries, Inc., a Texas corporation (the “Issuer”).  This Schedule is being filed on behalf of Thomas Milton Duff and The James Ernest Duff Amended and Restated Trust Agreement (together, the “Reporting Persons”) and amends and supplements the Schedule 13D filed by the Reporting Persons on March 4, 2013, as amended March 15, 2013 and May 10, 2013.  The address of the principal executive office of the Issuer is 1145 Empire Central Place, Dallas, Texas 75247-4305.

Item 4.	Purpose of Transaction.

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to delete the following statement:  “The Special Committee has not yet provided a response to this non-binding proposal.”

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following:

Thomas Milton Duff and James Ernest Duff (the “Duffs”) recently discussed their prior non-binding proposal to acquire all of the remaining issued and outstanding shares of the Issuer’s Common Stock not owned by the Reporting Persons with certain members of the Board of Directors of the Issuer.  The Duffs continue to negotiate with the Issuer.  As of the filing date of this Schedule, the plans or proposals of the Reporting Persons are otherwise consistent with previous disclosures.

Item 7.	Material to be Filed as Exhibits.

Exhibit No. 99.1	Joint Filing Agreement (incorporated by reference to Exhibit No. 99.1 to the Schedule 13D filed by the Reporting Persons on March 4, 2013).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: June 3, 2013	BY:	/s/ THOMAS MILTON DUFF
THOMAS MILTON DUFF

THE JAMES ERNEST DUFF AMENDED AND RESTATED TRUST AGREEMENT

	BY:	/s/ JAMES ERNEST DUFF
JAMES ERNEST DUFF, TRUSTEE